UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69983

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ledger Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza, Suite 24C
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

330 N Wabash Avenue, Suite 3200	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samir Shah, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ledger Capital Markets, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Samir Shah 3647FECDA9434DF...

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ledger Capital Markets, LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2025

Ledger Capital Markets, LLC

December 31, 2025

Report of Independent Registered Public Accounting Firm	**3**
Financial Statements:	
Statement of Financial Condition	**5**
Statement of Operations	**6**
Statements of Changes in Member's Equity	**7**
Statement of Cash Flows	**8**
Notes to Financial Statements	**9**
Supplemental Information	**14**
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	**14**
Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control requirements under Rule 15c3-3 of the Securities and Exchange Commission	**15**
Report of Independent Registered Public Accounting Firm	**16**
Exemption Report	**17**



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

To the Management and Member
Ledger Capital Markets, LLC
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ledger Capital Markets, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 2 to the financial statements, the statement of changes in member's equity as of December 31, 2024, has been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information, as listed below, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

- Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; and

- Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control requirements under Rule 15c3-3 of the Securities and Exchange Commission

BDO USA, P.C.

We have served as the Company's auditor since 2024.

April 24, 2026

Ledger Capital Markets, LLC

Statement of Financial Condition

	December 31, 2025
ASSETS:	
Cash	$ 919,616
Accounts Receivable	797,462
Unbilled Receivable, net	5,735,635
Other Assets	25,252
TOTAL ASSETS	$ 7,477,965
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts Payable and Accrued Liabilities	230,252
Due to Parent	130,020
TOTAL LIABILITIES	$ 360,272
Commitments and Contingencies (Note 7)	
Member's Equity	7,117,693
TOTAL MEMBER'S EQUITY	$ 7,117,693
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,477,965

The accompanying notes are an integral part of these financial statements.

Ledger Capital Markets, LLC

Statement of Operations

	For the Year Ended December 31, 2025
REVENUE:	
Transaction Fees, net	$3,105,205
Total Revenue	$3,105,205
OPERATING EXPENSES:	
Employee Compensation and Benefits	1,284,167
Professional Services	237,265
Regulatory Fees	50,892
General and Administrative	211,661
Total Operating Expenses	$1,783,985
NET INCOME	$ 1,321,220

The accompanying notes are an integral part of these financial statements.

Ledger Capital Markets, LLC

Statements of Changes in Member's Equity

For the year ended December 31, 2025

Balance at January 1, 2025 (As Previously Reported)	**$7,412,735**
Correction of Error (see Note 2)	(1,216,262)
Balance at January 1, 2025 (As Restated)	**6,196,473**
Capital Distributions	(500,000)
Capital Contributions	100,000
Net Income	1,321,220
Balance at December 31, 2025	**$7,117,693**

The accompanying notes are an integral part of these financial statements.

Ledger Capital Markets, LLC

Statement of Cash Flows

	From January 1, 2025 to December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 1,321,220
Adjustments to reconcile net income to net cash used in operating activities	-
Changes in Operating Assets and Liabilities	
Increase in Unbilled Receivable	(1,117,432)
Increase in Accounts Receivable	(86,369)
Decrease in Other Assets	21,661
Increase in Due to Parent	90,180
Decrease in Accounts Payable and Accrued Liabilities	(800,248)
Net Cash Used in Operating Activities	$ (570,988)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Distributions	(500,000)
Capital Contributions	100,000
Net Cash Used in Financing Activities	$ (400,000)
NET DECREASE IN CASH	(970,988)
CASH AT BEGINNING OF PERIOD	$ 1,890,604
CASH AT END OF PERIOD	$ 919,616

Notes to Financial Statements

1. Organization and Nature of Business

Ledger Capital Markets, LLC (the "Company"), is a wholly owned subsidiary of Ledger Investing, Inc. (the "Parent"). The Company, a Delaware single member limited liability company formed on June 9, 2017, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers advisory services associated with the structuring and placement of insurance-linked securities ("ILS Notes").

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Restatement

During the year ended December 31, 2025, the Company identified a misstatement in its previously issued financial statements related to the accounting for revenue. The Company determined the 2024 financial statements were materially misstated and should be restated. To correct the misstatement, the Company recorded an adjustment as of December 31, 2024 to decrease member's equity and unbilled receivable by $1,216,262. Previously reported net income for the period July 1, 2023 through December 31, 2024 was overstated by $1,216,262 and should have been $7,047,088.

Use of Estimates

The Company's financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the period presented. Actual results could differ from management estimates and changes in these estimates or assumptions could materially impact the Company's financial condition and results of operations.

Accounts with reported amounts based on significant estimates and judgments include, but are not limited to, revenue, accounts receivable and unbilled receivables.

Cash and Cash Equivalents

The Company considers cash, deposits with banks and cash equivalents to include money market funds, and other investments, typically US Treasury bills, with original maturities of three months or less. As of December 31, 2025 the Company did not have cash equivalents.

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of cash, accounts receivables and unbilled receivables. We place cash with major financial institutions, which management assesses to be of high credit quality, in order to limit exposure to any single institution.

The Company grants credit to its customers in the normal course of business, exposing it to credit risk in the event of nonrepayment by customers. The Company has not experienced any material losses in such accounts. Credit risk with respect to accounts receivables and unbilled receivables are mitigated by 1) upfront payment terms that are a common part of the Company's contracts with customers; 2) high credit quality counterparties; and 3) securities transactions that consider payment of the Company's fees as part of the transaction. Collateral is not required for accounts receivables and unbilled receivables.

Significant Customers
The Company had two customers that represented 83% and 17% of the gross revenue and 87% and 11% of the receivables for the year ended December 31, 2025 respectively.

Revenue from Contracts with Customers

The Company recognizes revenue in conformity with the Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." Revenues are recognized when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The recognition and measurement of revenue from contracts with customers is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue for the year ended December 31, 2025 is net of adjustments of approximately $ 761,000 for contracts entered in prior years.

Transaction Fees
Transaction fees are earned by the Company as part of engagement agreements with counterparties to provide advisory services related to the structuring and placement of ILS Notes. The agreements require the counterparty to pay a transaction fee based on the percentage of the reinsured premium received by the counterparty under a reinsurance agreement. The Company's performance obligation is met, and revenue is recognized, at the point in time that the reinsurance agreements are executed and the ILS Notes are placed with the investor. Transaction fees for these agreements are typically based on estimated premiums provided by a ceding insurance company. Recorded revenue is evaluated as actual premium data is received over the 12 to 24 month period following the date of the placement of the ILS Notes.

The Company generally does not intend to provide financing to its clients, however, due to the variability of the ultimate fee amount, counterparties are billed for a portion of the fees at the closing of the transaction, typically 80%, and the remainder once final premium data is made available which usually occurs after 12 to 24 months. Since the amount initially invoiced is less than the amount of revenue recognized, primarily because the performance obligations are satisfied at the time the ILS Notes have been placed with the client, the Company's contracts often result in the recording of unbilled receivables. If final premium data is less than the estimated premiums provided by the ceding insurance company at the close of the transaction, the Company may issue refunds to customers for the amount by which the amount initially invoiced exceeds the final fee amount.

The Company recognizes a credit loss on accounts receivables and unbilled receivables, if after contract inception, it becomes probable that payment is not collectible. The Company reviews accounts receivables and unbilled receivables on an individual basis for credit loss. No provision for credit loss was recognized during the period ended December 31, 2025.

<u>Costs to Obtain and Fulfill a Contract</u>
Under the revenue recognition accounting standard, certain costs to obtain or fulfill a contract that were previously expensed as incurred can be capitalized. There were no incremental costs of obtaining contracts capitalized for the period ended December 31, 2025.

Allowance for Credit Losses

On July 1, 2023, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 326, Credit Losses-Measurement of Credit Losses on Financial Instruments, as amended, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The CECL model requires the Company to estimate expected credit losses over the entire lifetime of a financial asset such as loans, trade receivables, contract asset and other financial instruments. This approach aims to provide a more timely and accurate assessment of potential credit losses.

The Company's primary in-scope balances consist of accounts receivable and unbilled receivables. After evaluating these financial assets, management concluded that no allowance adjustment was necessary at adoption or as of the reporting date, due to minimal historical credit losses, strong collection trends, and the high credit quality of its customer base. Additionally, the Company continues to monitor macroeconomic conditions and customer-specific factors to ensure that any emerging credit risks are promptly identified and reflected in future estimates.

Stock Based Compensation

The Parent of the Company established an award plan which permits granting of stock units to certain employees. The Company accounts for stock based compensation in accordance with ASC 718 Compensation - Stock Compensation. The awarded shares are valued at fair market value of the Parent's common stock on the day of the grant. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties in the application of management's judgement. The granted shares vest 25% on the twelve month anniversary of the grant, and the remainder monthly over the next three years. The Compensation recorded as of December 31, 2025 was $36,000 and is presented on the Statement of Operations under employee compensation expense.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "ASU") No. 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures," which requires additional disclosure and disaggregated information in the Income Tax Rate reconciliation using both percentages and reporting currency amounts, with additional qualitative explanations of individually significant reconciling items. The updated guidance also requires disclosure of the amount of income taxes paid (net of refunds received) disaggregated by jurisdictional categories (federal, state, and foreign). The Company has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

Income Taxes

All federal and state taxes based on the Company's taxable income (or loss) are accrued and paid by the Parent. The Company is a single member LLC that is disregarded for tax purposes generally is not liable for the current and deferred income taxes of its taxable owner provided that it maintains its separate and distinct corporate existence. Accordingly, while recognizing an allocation of current and deferred income taxes in the separate financial statements of a single member LLC would be acceptable, the Company does not believe it is required.

3. Receivables

Accounts receivable consisted of the following:

	December 31, 2025
Accounts receivable	$797,462
Unbilled receivable	5,935,635
Total	**$6,533,098**

The Company's standard payment terms are net 30 days and, as of December 31, 2025, $49,491 of accounts receivable was considered past due. Receivables are net of balances due back to the counterparties of $487,524.

4. Accounts Payable and Accrued Liabilities

As of December 31, 2025, accounts payable and accrued liabilities balance consisted of accrued expenses, including accrued employee bonuses, employer taxes and accounts payable.

5. Related Party Transactions

The Company and the Parent are party to a written Expense Services Agreement ("ESA") under which the Parent agrees to provide services to and pay certain expenses on behalf of the Company. Such services include provision of office space and related office and communications equipment, personnel services and related benefit and insurance and payroll tax expenses, regulatory filing fees, and professional fees. Total expenses paid to the Parent pursuant to the ESA for the period from January 1, 2025 through December 31, 2025 were $159,360 and are included in compensation and benefits expenses, rent and software expenses on the Statement of Operations. The Company does not have an obligation, direct or indirect, to reimburse or otherwise compensate the Parent for certain shared costs paid on its behalf. As of December 31, 2025, the amount due to the Parent from the Company was $130,020 which is included on the Statement of Financial Condition.

The Parent also wholly owns Ledger ILS Managers, LLC, an SEC registered investment advisor, which advises funds and separately managed accounts as a fiduciary. During the period, transaction fee revenue was earned related to contracts placed in funds or vehicles advised by Ledger ILS Managers, LLC.

The Parent also wholly owns Ledger Re SPC ("Ledger Re"), a Cayman Islands Class B(iii) licensed insurer, which provides transformer services to clients of the Company. During the period, transaction fee revenue was earned related to contracts placed in transformer vehicles serviced by Ledger Re.

6. Regulatory Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to use the basic method permitted under the rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2025 the Company had net capital of approximately $559,345 which exceeded the required net capital amount of $24,018 by approximately $535,326. The Company had aggregate indebtedness of $360,272, which results in a percentage of aggregate indebtedness to net capital of 64.41% as of December 31, 2025.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to advisory services associated with the structuring and placement of insurance-linked securities.

7.   Commitments and Contingencies

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. There are no estimated liabilities or contingencies as of December 31, 2025.

8.   Segment Reporting

ASC Topic 280, "Segment Reporting," establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company's chief operating decision maker ("CODM"), or group, in deciding how to allocate resources and assess performance.

The Company's CODM has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The CODM uses net income or loss to manage the business and forecasts to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews significant expenses, which are consistent with those reported on the statements of operations, to manage, maintain, and enforce contractual agreements to ensure costs are aligned with agreements and the budget. The measure of segment assets is reported on the balance sheets as total assets. All segment items included in net income or loss are reported on the statements of operations and described within their respective disclosures.

9.   Subsequent Events

The Company has evaluated events and transactions through April 24, 2026, the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements. No such other events or transactions have occurred.

Ledger Capital Markets, LLC
December 31, 2025

Supplemental Information

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2025
TOTAL MEMBER'S EQUITY	$ 7,117,693
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(90,084)
Unbilled receivable	(6,443,013)
Other assets	(25,252)
NET CAPITAL	$ 559,345
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	$ 230,252
Due to Parent	130,020
Total Aggregate Indebtedness	$360,272
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	24,018
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	
Excess net capital	$ 535,326
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 523,317
Percentage of aggregate indebtedness to net capital	64.41%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2025.

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under SEC Rule 15c3-3, but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not receive, hold, or otherwise owe funds for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are limited to private placement of securities.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

To the Management and Member
Ledger Capital Markets, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ledger Capital Markets, LLC (the "Company") stated that the "The Company does not claim an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company has limited its business activities exclusively to advisory services associated with the structuring and placement of insurance-linked securities, and the company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in SEA Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

BDO USA, P.C.

New York, NY

April 24, 2026

Ledger Capital Markets, LLC

Exemption Report

Ledger Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory services associated with the structuring and placement of insurance-linked securities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed by:

Samir Shah

3647FECDA9434DF...

Ledger Capital Markets, LLC

I, Samir Shah, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Samir Shah
Title: CEO